NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON MAY 7, 2021
- AND -
MANAGEMENT INFORMATION CIRCULAR

March 23, 2021

March 23, 2021
Dear Shareholder:
Important Notice regarding Participation in the Annual Meeting of Shareholders on May 7, 2021
Due to the unprecedented public health impact of the COVID-19 pandemic, in alignment with the recommendations of Canadian public health officials to cancel large public gatherings and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Oncolytics Biotech Inc. (“Oncolytics”) will be conducting its annual meeting (the “Meeting”) of shareholders scheduled for 12:00 p.m. (Toronto time) on May 7, 2021 in a virtual-only format via live audio webcast at https://lumiagm.com/158281614. While shareholders and duly appointed proxyholders will not be able to attend the Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate at the Meeting and vote on the matters considered at the Meeting. Detailed instructions about how to participate in the Meeting can be found in the accompanying Notice of Special Meeting of Shareholders and Management Information Circular in respect of the Meeting.
Our annual corporate update presentation and Q&A for institutional investors and analysts will follows the formal portion of the Meeting. The corporate update, beginning immediately following the Meeting, may be accessed by dialing +1-888-231-8191 for callers in North America. Overseas callers should contact investor relations at Oncolytics for the toll-free dial information for their country. The live webcast of the call will be accessible on the Investor Relations page of Oncolytics' website at www.oncolyticsbiotech.com and will be archived for three months.
Registered shareholders (who have not appointed a proxyholder) and duly appointed proxyholders (including non-registered shareholders who appoint themselves as proxyholders) will be able to virtually attend the Meeting, vote and ask questions, all in real-time, provided they are connected to the internet. Non-registered shareholders who have not properly appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or ask questions at the Meeting. Non-registered shareholders who wish to vote and ask questions at the Meeting must appoint themselves as proxyholder and register with our transfer agent, AST Trust Company (Canada) ("AST") as described under "How to Appoint and Register a Proxyholder," in the accompanying Management Information Circular in respect of the Meeting.
We strongly encourage all shareholders, whether or not they plan on virtually attending the Meeting, to vote by completing and submitting their proxies or voting instruction forms, as applicable, well in advance of the Meeting. The deadline for voting or receiving proxies in relation to the Meeting is 12:00 p.m. (Toronto time) on May 5, 2021. Information on how to vote one's shares by proxy is available in the accompanying Management Information Circular.
We thank you for your understanding, and look forward to welcoming you again in person at our 2022 annual meeting of shareholders.
Sincerely yours,
(signed) Dr. Matthew C. Coffey,
President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual meeting (the ”Meeting”) of the holders (“Shareholders”) of common shares of Oncolytics Biotech Inc. (the ”Corporation”) will be held as follows:
When:     Friday, May 7, 2021 at 12:00 p.m. (Toronto time)
Where: Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/158281614
Password: “oncy2021” (case sensitive)
The Meeting will be held for the following purposes:
(a)to receive the audited financial statements of the Corporation for the year ended December 31, 2020, together with the auditors’ report thereon;
(b)to fix the number of directors of the Corporation for the ensuing year at seven (7);
(c)to elect the directors of the Corporation for the ensuing year;
(d)to appoint auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and
(e)to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.
Shareholders are referred to the accompanying management information circular dated March 23, 2021 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting.
The Meeting is being conducted in a virtual-only format due to the unprecedented public health impact of the COVID-19 pandemic, in alignment with the recommendations of Canadian public health officials to cancel large public gatherings and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders.
Registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, submit questions and vote in real time, provided they are connected to the internet and follow the instructions in the attached the Circular. Non-registered, or beneficial, Shareholders who have not duly appointed themselves as proxyholder will be able to virtually attend the Meeting as guests, but will not be able to vote at the Meeting.
Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a beneficial Shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada) (“AST”), after submitting the form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your common shares, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder with AST will result in the proxyholder not receiving a control number to participate in Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

DATED as of the 23rd day of March, 2021.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) Dr. Matthew C. Coffey
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
Except where indicated otherwise, the following information is dated as at March 23, 2021 and all dollar amounts are in Canadian dollars.
SOLICITATION OF PROXIES
This management information circular (the “Circular”) is supplied in connection with the solicitation of proxies by management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) for use at the annual general meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on May 7, 2021 at 12:00 p.m. (Toronto time) for the purposes as described in the “Notice of Annual General Meeting of Shareholders” accompanying this Circular. As a result of the ongoing of COVID-19 pandemic, and in light of limits on larger gatherings and our concern for the health and safety of our employees and Shareholders, the Meeting will be held as a virtual-only meeting. A virtual-only meeting format is being adopted in response to the rapidly evolving COVID-19 situation to enfranchise and give all of our Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19. See “How to Attend the Meeting” for further information on how you can virtually attend the Meeting.
HOW TO VOTE YOUR COMMON SHARES
Registered Shareholders
You are a Registered Shareholder if your name is recorded in the Corporation's register of holders of Common Shares and you hold one or more share certificates which indicate your name and the number of Common Shares which you own.
Voting by Proxy
As a Registered Shareholder, you will receive a form of proxy from AST representing the Common Shares you hold. You may authorize the management representatives named on the enclosed form of proxy to vote your Common Shares. If you choose this option, you can give your voting instructions in any of the following ways:
Internet:
Go to www.astvotemyproxy.com and follow the instructions. You will need to refer the Contro Number printed on your proxy voting form.

Mail:
Complete and return your proxy voting form in the envelope provided in your mailing package and mail to:

AST Trust Company (Canada)
Proxy Department
P.O. Box 721
Agincourt, Ontario M1S 0A1
Telephone:
Call the toll-free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your Control Number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy form. If your proxy form does not contain a Control Number, you will not be able to vote by telephone.

Email:
Scan both sides of your completed proxy form and send to email address:
www.proxyvote.astfinancial.com.
Facsimile:
Complete your proxy form and fax both sides of the completed proxy form to AST Trust Company (Canada) at (416) 368-2502 or toll-free from Canada or the United States at 1-866-781-3111.

You may also appoint another person to participate in the Meeting as proxyholder on your behalf and vote your Common Shares. If you choose this option, you must strike out the preprinted names and print that person's name in the blank space provided on the back of the enclosed form of proxy, you may indicate how you want your Common Shares voted, and YOU MUST return your proxy by mail and telephone AST at 1-866-751-6315 (within North America) or (212) 235-5754 (outside North America) no later than 12:00 p.m. (Toronto time) on May 5, 2021 and provide AST with the required information for your appointee so that AST may provide the appointee with a Control Number. This Control Number will allow your appointee to log in to and vote at the Meeting. Without a Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a Shareholder. The person you appoint must participate in the Meeting and vote on your behalf in order for your votes to be counted.
Unless you intend to participate in the Meeting and vote at the Meeting (see "How to Vote your Common Shares - Registered Shareholders - Voting at the Meeting" below), please remember that your proxy or voting instructions must be received no later than 12:00 p.m. (Toronto Time) on May 5, 2021.
Voting at the Meeting
If you are a Registered Shareholder and wish to vote at the Meeting, you do not need to complete or return your form of proxy. Registered Shareholders and their duly appointed proxyholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below under "How to Participate in the Meeting".
If you vote at the Meeting and had previously completed and returned your form of proxy, your proxy will be automatically revoked and any votes you cast in person on a poll at the Meeting will count.
Beneficial Shareholders

You are a Beneficial Shareholder if a nominee (i.e. your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary) holds your Common Shares for you, or for someone else on your behalf.
Voting by Proxy
Your nominee may have sent to you the Notice of Meeting, including a voting instruction form or a blank proxy form signed by the nominee. You may provide your voting instructions by filling in the appropriate boxes. Please follow your nominee's instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.
If you are a Beneficial Shareholder and you did not receive a form of proxy or voting instruction form with a Control Number please contact your nominee.

Unless you intend to participate in the Meeting and vote at the Meeting (see "How to Vote your Common Shares - Beneficial Shareholders - Voting at the Meeting" below), please remember that your proxy or voting instructions must be received no later than 12:00 p.m. (Toronto Time) on May 5, 2021.
Voting at the Meeting
Only Registered Shareholders and their duly appointed proxyholders will be entitled to vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as guests. This is because the Corporation and our Transfer Agent, AST, do not have a record of the Beneficial Shareholders, and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder.
If you are a Beneficial Shareholder and wish to vote at the Meeting, you can request your nominee to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your nominee and then follow your nominee's instructions. YOU MUST also telephone AST at 1-866-751-6315 (within North America) or (212) 235-5754 (outside North America) no later than 12:00 p.m. (Toronto time) on May 5, 2021 and provide AST with the required information so that AST may provide you with a Control Number. This Control Number will allow you to log in to and vote at the Meeting. Without a Control Number you will only be able to log in to the Meeting as a guest and will not be able to vote.
HOW TO PARTICIPATE IN THE MEETING
The Corporation is holding the Meeting in a virtual-only format, which will be conducted via live webcast. Shareholders will not be able to physically attend the Meeting in person.
Participating in the Meeting online enables Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, to listen to the Meeting and to submit questions. Registered Shareholders and duly appointed proxyholders can also vote at the appropriate times during the Meeting.
Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote.
Step 1:        Log in online at https://web.lumiagm.com/158281614. We recommend that you log in at least one hour before the Meeting starts.

Step 2:        Follow these instructions:
Registered Shareholders: Click "I have a control number" and then enter your control number and password "oncy2021" (case sensitive). The control number located on the form of proxy or in the email notification you received from AST is your control number. If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the Meeting.
Duly appointed proxyholders: Click "I have a control number" and then enter your control number and password "oncy2021" (case sensitive). Proxyholders who have been duly appointed and registered with AST as described in this Circular will receive a control number by email from AST after the proxy voting deadline has passed.

Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder): Click "Guest" and then complete the online form.
If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
Our solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the U.S. should be aware that requirements are different than those of the U.S. applicable to proxy statements under the U.S. Exchange Act.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since we are located outside the U.S., and certain of the Corporation’s officers and directors are residents of a country other than the U.S. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court’s judgment or to enforce a judgment obtained from a U.S. court against the Corporation.
NOTICE-AND-ACCESS
We have elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to beneficial Shareholders but not in respect of mailings to registered holders of our Common Shares (i.e. a Shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.
More specifically, we have elected to use procedures known as “stratification” in relation to our use of the Notice-and-Access Provisions. As a result, registered Shareholders will receive a paper copy of the Notice of Annual Meeting, this Circular and a form of proxy, whereas beneficial Shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the Notice of Annual Meeting, this Circular, and a voting direction will be mailed to those Shareholders who do not hold their Common Shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial Shareholders who previously requested to receive information.
We will be delivering proxy-related materials to non-objecting beneficial Shareholders directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial Shareholders.
PERSONS MAKING THE SOLICITATION
The solicitation is made on behalf of management of Oncolytics. The costs incurred in the preparation and mailing of this Circular and related materials will be borne by Oncolytics. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone or other means of communication and by directors, officers and employees of Oncolytics, who will not be specifically compensated for any such activity.
EXERCISE OF DISCRETION BY PROXY
The persons named in the form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted:
▪FOR fixing the number of directors of the Corporation for the ensuing year at seven (7);
▪FOR the election of the directors referred to in this Circular; and
▪FOR the appointment of Ernst & Young LLP as the Corporation's auditors to hold office until the next annual meeting of the Corporation with its remuneration to be fixed by the Board.
The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholders.
REVOCABILITY OF PROXY
Submitted proxies may be revoked at any time prior to exercising it. If you have given a proxy and attend the Meeting at which the proxy is to be used in person, you may revoke the proxy and vote in person instead. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a Shareholder being a corporation, under the corporate seal or by a duly authorized officer or attorney. The proxy can be deposited either at the registered office of Oncolytics, being McCarthy Tétrault LLP, 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Michael Bennett, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, at which point the proxy is revoked.
VOTING SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES
Voting of Common Shares - General
The record date for the purpose of determining holders of Common Shares is March 23, 2021 (the “Record Date”). Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote at the Meeting on the basis of one vote for each Common Share held, except to the extent that:  a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and  the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than the day that is ten calendar days before the Meeting or any adjournment thereof, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.
The Corporation is authorized to issue an unlimited number of Common Shares. As at March 23, 2021, there are 52,768,887 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by AST Trust Company is entitled to cast such vote.
Quorum for the Meeting
At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.
Principal Holders of Common Shares
To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.
BUSINESS OF THE MEETING
Item 1 -     Consolidated Financial Statements and Auditors’ Report
The audited financial statements for the financial year ended December 31, 2020 of the Corporation together with the auditors’ report thereon have been delivered to the Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2020 financial statements, the questions may be brought forward at the Meeting.
Item 2 - Fixing Number of Directors of the Corporation
The articles of the Corporation provide for a minimum of 3 directors and a maximum of 11 directors. There are currently seven (7) directors. At the Meeting, Shareholders will vote, by ordinary resolution, to fix the number of directors of the Corporation at seven (7). Approval of the ordinary resolution in respect of this matter requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the ordinary resolution to fix the number of directors at seven (7).
Item 3 - Election of Directors
At the Meeting, seven (7) directors are to be elected. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the accompanying form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.
The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed.
All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of each of the nominees specified below as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion.
The following table sets forth for all persons proposed to be nominated by management for election as directors, their province/state and country of residence, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of March 23, 2021.

Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
Deborah M. Brown, MBA, ICD.D(2)(3) Ontario, Canada Director since November 2, 2017	Ms. Brown is the Managing Partner at Accelera Canada Ltd., a specialty consultancy firm that assists emerging biopharma ventures in the United States and Europe with the development and implementation of Canadian market strategies. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company's U.S. operations, and President and Managing Director of the company's Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently sits on the Boards of the HBSPCA, Cardiol Therapeutics, Oncolytics Biotech Inc, and Sernova Corp. Ms. Brown holds an MBA from University of Western Ontario's Ivey School of Business, an Hons B.Sc. from the University of Guelph. She most recently completed the Institute of Corporate Directors Designation (ICD.D).	45,452
Matthew C. Coffey, Ph.D., MBA Alberta, Canada Director since May 11, 2011	A co-founder of the Company, Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey took over as Chief Executive Officer in late 2016, prior to which he was Chief Operating Officer since December 2008. Since co-founding Oncolytics he has also held the positions of Chief Scientific Officer from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004 and Chief Financial Officer from September 1999 to May 2000.	82,659
Angela Holtham,(2)(3) MBA, FCPA, FCMA, ICD.D Ontario, Canada Director since June 18, 2014
Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. Since her retirement from SickKids, Ms. Holtham has been active in the Not for Profit sector including serving on boards and assuming several short term interim CFO roles. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).

		103,169

Leonard Kruimer, MBA, CPA(2)(5) Vinkeveen, The Netherlands Director since October 2, 2019	Mr. Kruimer has over 30 years experience in accounting, corporate finance, and strategy, in senior management positions in private and publicly listed life science companies. Mr. Kruimer served as CFO and Executive Committee Member of Crucell from 1998 through 2011, when Crucell was acquired by JNJ. During his tenure, he led financing activities of the company and contributed to Crucell's strategic acquisition of Swiss-based Berna Biotech. Currently, Mr. Kruimer serves as independent director and Chairman of the Audit Committee for Zealand Pharma (Nasdaq: ZEAL), and Chairman of the Board of BioInvent AB (OMXS: BINV). He is a director of Advent Int. Global Investments and advisor to private equity firm Karmijn Kapitaal Investments. Previously, he was CFO of SkylineDx, a DNA diagnostics company and Chairman of ProFibrix through its acquisition by The Medicines Company (Nasdaq: MDCO) in 2013. Mr. Kruimer held various executive board positions on an interim basis. Prior to Crucell, Mr. Kruimer held senior executive positions at TIP Europe, a GE Capital company and Continental Can Europe. He was a consultant with McKinsey and started his career at Price Waterhouse in New York. Mr. Kruimer holds an MBA from Harvard, a BA in accounting and finance from University of Massachusetts and is a CPA in New York State.	Nil
Wayne Pisano, MBA(4)(5) Pennsylvania, U.S. Director since May 9, 2013	Mr. Pisano has served as a Director/Chairman of several publicly traded companies in the US and Canada and has more than 30 years of experience as a pharmaceutical industry executive. He served as the president and CEO of VaxInnate, a privately held biotech company from January 2012 to November 2016. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997, assuming increasing levels of responsibility. He was promoted to President and CEO in 2007, the position he successfully held until his retirement in 2011. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor's degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.	162,364
William G Rice, Ph.D.(5)(6) California, U.S. Director since June 8, 2015	Dr. Rice has held the position of Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013. From 2003 to 2013, he served as Chairman, President and Chief Executive Officer of Cylene Pharmaceutics Inc., prior to which he was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He has also served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and as a faculty member in the Division of Pediatric Hematology and Oncology at Emory School of Medicine. Dr. Rice holds a PhD in biochemistry from Emory University Laney Graduate School and was a post-doctoral trainee in the Department of Internal Medicine, Division of Hematology and Oncology at the University of Michigan Medical Center.	63,761
Bernd R. Seizinger, M.D., Ph.D.(3)(6) New Jersey, U.S. and Munich, Germany Director since June 8, 2015	Dr. Seizinger has been board member/chairman in multiple public and private biotech companies in the US and Europe. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.	233,161

Notes:
(1)The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
(2)Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(3)Member of the Compensation Committee. Ms. Brown is Chair of this Committee.
(4)Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit, and Science and Technology Committees.
(5)Member of the Governance Committee. Dr. Rice is Chair of this Committee.
(6)Member of the Science and Technology Committee. Dr. Seizinger is the Chair of this Committee.

Majority Voting Policy
The Board has adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chair and to the President, subject to acceptance by the Board. The policy does not apply in circumstances involving contested director elections. The Board is required to consider the resignation, having regard to the best interests of the Corporation and all factors considered relevant and to:  accept the resignation;  maintain the director but address what the Board believes to be the underlying cause of the withhold votes; or  reject the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Board with respect to his or her resignation unless there are fewer than three directors who are not required to tender a resignation, in which event the entire Board will proceed in making the determination. To the extent that the Board accepts one or more director resignations, the Board will also determine whether to fill any vacancy prior to the next meeting of the shareholders.
Corporate Cease Trade Orders or Bankruptcies
None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.
None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as described below, none of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director or executive officer of any company that, while acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Mr. Kruimer was an executive officer of BBB Therapeutics (“BBB”), a company formed under the laws of The Netherlands. In January 2015, the shareholders of BBB resolved to voluntarily file for suspension of payments and bankruptcy under applicable Dutch law which was subsequently approved by the courts.

Mr. Seizinger was a non-executive independent director of Opsona Therapeutics Ltd., a private company formed under the laws of Ireland, which filed for a creditors’ voluntary liquidation under applicable Irish law in December 2018.
Personal Bankruptcies
None of the above proposed directors have, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
Penalties and Sanctions
None of the above proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.
Item 4 - Appointment and Remuneration of the Auditors
The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.
COMPENSATION DISCUSSION AND ANALYSIS
The Corporation has formed a compensation committee (the “Compensation Committee”) which consists of four outside, independent directors, Dr. Seizinger, Ms. Holtham, Ms. Brown, and Mr. Pisano, the Chair of the Board. Ms. Brown is the Chair of the Compensation Committee. No member of the Compensation Committee has been an employee officer of the Corporation or any of its affiliates.
The objectives of the Corporation’s compensation arrangements are:  to attract and retain key personnel;  to encourage commitment to the Corporation and its goals;  to align executive interests with those of its shareholders; and  to reward executives for performance in relation to overall corporate progress goals.
The key elements of the compensation program are the base salary, health benefits, and payments allocated to employees to be directed by them to their personal retirement accounts. Bonuses and the granting of Options (as defined herein) and Share Awards (as defined herein) are also part of the Corporation’s compensation program and are based on corporate performance. Part of corporate performance includes goals and objectives that are determined based on the strategic planning and budgeting process, which is conducted at least annually. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the Shareholders.
In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and senior management.
Following a review of the risks in the Corporation’s compensation policies and practices, the Compensation Committee found no risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee’s role of approving the compensation policies and practices includes considering whether the compensation policies and practices could encourage a Named Executive Officer (as defined below) to take inappropriate or excessive risks.
Under the Corporation’s corporate trading policy, insiders (including Named Executive Officers and directors) are not permitted to hedge their position in Common Shares, Options, Share Awards, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the Common Shares of the Corporation.
For 2020, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers.
Annual Bonus, Option Grants and Share Award Grants
The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 50% of his base salary, the Chief Financial Officer and the Chief Medical Officer are each eligible for a cash bonus of up to 40% of his/her base salary and the other senior officers are eligible for a cash bonus of up to 30% of their respective base salaries. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards.
Performance Graph
The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2015 to December 31, 2020 (assuming a $100 investment was made on December 31, 2015) with the cumulative total return of the S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.
As outlined in the compensation discussion and analysis, the Compensation Committee balances the various short-term and long-term objectives and provides bonuses and Options and Share Awards based on performance against these objectives. The movement in share price based upon one index is not considered wholly representative of the actions to be taken regarding compensation.

Cumulative Total Return on $100 Investment
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Dec. 31, 2015
Dec. 31, 2016
Dec. 31, 2017
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020
Oncolytics Biotech Inc.
S&P/TSX Capped Health Care Index

	Dec 31, 2015	Dec 31, 2016	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020
S&P/TSX Capped Health Care Index	100.00	55.57	76.51	67.62	60.07	47.28
Oncolytics Biotech Inc.	100.00	68.83	184.42	68.63	168.15	82.57

Compensation Governance
The Compensation Committee exercises general responsibility for the Corporation’s human resources and compensation policies and processes. Among other responsibilities, the Compensation Committee reviews and makes recommendations to the Board regarding the amount of regular and incentive compensation to be paid to the Chief Executive Officer and the amounts of regular and incentive compensation to be paid to certain designated executives after considering the Chief Executive Officer’s assessment of the performance of such executives.
Each member of the Compensation Committee is an independent director and is ineligible to participate in any of the Corporation’s executive officer compensation programs, other than the Stock Option Plan (as defined herein) and the Share Award Plan (as defined herein). Each member has extensive director and officer experience with various public and private companies in the design and implementation of executive compensation plans.
Compensation Advisors and Executive Compensation-Related Fees
The Compensation Committee, from time to time, engages external compensation advisors to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. The Corporation did not retain an external compensation advisor for the year-ended December 31, 2020. The Compensation Committee has retained Radford, An Aon Hewitt Corporation as a specialist consultant to assist with the benchmarking of officer compensation for 2021.

Summary Compensation Table
The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the individuals who were, at December 31, 2020, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers whose total compensation was, individually, more than $150,000, and such other individuals as required under applicable securities laws (collectively, the “Named Executive Officers”) of the Corporation.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based Awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation(2) ($)	Total compensation ($)
Dr. Matthew C. Coffey(3)	2020	540,750	N/A	631,970	243,000	N/A	N/A	73,657	1,489,377
President and Chief	2019	525,000	N/A	157,239	212,625	N/A	N/A	69,813	964,677
Executive Officer	2018	475,000	N/A	799,717	213,750	N/A	N/A	66,168	1,554,635

Kirk J. Look	2020	396,550	N/A	526,642	142,758	N/A	N/A	60,950	1,126,900
Chief Financial Officer	2019	385,000	N/A	112,314	124,740	N/A	N/A	59,013	681,067
	2018	365,000	N/A	333,582	131,400	N/A	N/A	57,093	887,075

Andrew de Guttadauro(4)	2020	381,960	N/A	421,314	85,941	N/A	N/A	14,247	903,462
President, Oncolytics	2019	377,886	N/A	89,851	76,522	N/A	N/A	13,646	557,905
Biotech (U.S.) Inc.	2018	345,143	N/A	104,090	77,657	N/A	N/A	17,376	544,266

Allison Hagerman	2020	225,000	N/A	421,314	50,625	N/A	N/A	41,378	738,317
Vice President,	2019	200,000	N/A	89,851	40,600	N/A	N/A	37,250	367,701
Product Development	2018	185,000	—	87,009	41,700	N/A	N/A	34,513	348,222

Dr. Thomas C. Heineman(4)(5)	2020	212,200	N/A	346,507	57,294	N/A	N/A	24,992	640,993
Global Head of Clinical	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Development and Operations	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Notes:
(1)The value of share and option-based awards are based on the grant date assumptions as disclosed in note 10 “Share Based Payments” in the Corporation’s 2020 audited consolidated financial statements.
(2)The dollar amounts set forth under this column are related to contributions to the officers’ respective retirement savings plan and amounts provided for health care benefits by the Corporation.
(3)None of the compensation paid to Dr. Coffey related to his role as a director of the Corporation.
(4)U.S. Employees are paid salaries, bonuses and other compensation in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $ 1.2732, $1.2988 and $1.3642 for the years 2020, 2019 and 2018, respectively.
(5)Dr. Heineman was appointed as the Global Head of Clinical Development and Operations of Oncolytics Biotech (U.S.) effective August 3, 2020.

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding at December 31, 2020.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Matthew	1,894	40.95	27-Jul-21	Nil	Nil	Nil	104,903
C. Coffey	13,157	36.96	14-Dec-21	Nil
	133,389	7.41	8-Mar-22	Nil
	13,157	40.00	17-Dec-22	Nil
	150,000	3.44	19-Nov-23	Nil
	25,263	16.53	11-Dec-23	Nil
	175,000	1.45	13-Dec-23	183,167
	300,000	3.17	11-Dec-24	Nil
	77,263	3.99	1-Dec-25	Nil
	42,105	2.66	16-Jan-27	15,158

Kirk J. Look	3,684	36.96	14-Dec-21	Nil	Nil	Nil	66,757
	59,705	7.41	8-Mar-22	Nil
	21,052	19.00	13-Nov-22	Nil
	4,210	40.00	17-Dec-22	Nil
	53,000	3.44	19-Nov-23	Nil
	16,842	16.53	11-Dec-23	Nil
	125,000	1.45	13-Dec-23	130,834
	250,000	3.17	11-Dec-24	Nil
	48,842	3.99	1-Dec-25	Nil
	31,578	2.66	16-Jan-27	11,368

Andrew de	14,736	7.41	8-Mar-22	Nil	Nil	Nil	Nil
Guttadauro	100,000	1.45	13-Dec-23	104,667
	30,000	2.73	14-Dec-23	8,700
	200,000	3.17	11-Dec-24	Nil
	13,157	4.94	3-Jul-27	Nil

Dr. Thomas	100,000	3.17	11-Dec-24	Nil	Nil	Nil	Nil
Heineman	70,000	2.84	1-Aug-25	Nil

Allison	842	36.96	14-Dec-21	Nil	Nil	Nil	Nil
Hagerman	10,526	7.41	8-Mar-22	Nil
	526	20.24	12-Dec-22	Nil
	2,105	16.53	11-Dec-23	Nil
	90,000	1.45	13-Dec-23	88,967
	30,000	2.73	14-Dec-23	8,700
	2,421	6.84	11-Dec-24	Nil
	200,000	3.17	11-Dec-24	Nil
	5,263	3.90	9-Dec-25	Nil
	7,894	2.66	28-Dec-26	2,842

Notes:
(1)These amounts are calculated based on the difference between the closing price of the securities underlying the Options on the Toronto Stock Exchange (“TSX”) on December 31, 2020 ($3.02), and the exercise price of the Options.
(2)These amounts are calculated based on the closing price of the Common Shares on the TSX on December 31, 2020 ($3.02).

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2020.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Matthew C. Coffey	105,583	Nil	N/A
Kirk J. Look	75,417	Nil	N/A
Dr. Thomas Heineman	Nil	N/A	N/A
Andrew de Guttadauro	65,633	Nil	N/A
Allison Hagerman	65,633	N/A	N/A
The following table sets forth information concerning options exercised by Named Executive Officers during the financial year ending December 31, 2020.

Name	Type of security	Number of securities exercised	Exercise price per security $	Date of exercise	Closing price per security on date of exercise $	Total $
Allison Hagerman	Option-based awards	10,000	1.45	Jan 6, 2020	5.64	41,925

DIRECTOR COMPENSATION

Director Compensation Table
The following table details the compensation received by each director of the Corporation in 2020 who is not a salaried employee of the Corporation.

Name	Fees Earned ($)(1)(3)	Share-Based Awards ($)(2)(3)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Deborah Brown(4)	57,294	56,912	Nil	Nil	N/A	Nil	114,206
Angela Holtham	82,758	39,162	Nil	Nil	N/A	Nil	121,920
Leonard Kruimer(5)	60,477	52,541	Nil	Nil	N/A	Nil	113,018
Wayne Pisano(6)	51,724	107,877	Nil	Nil	N/A	Nil	159,601
William Rice	70,026	39,162	Nil	Nil	N/A	Nil	109,188
Bernd Seizinger(7)	45,835	77,992	Nil	Nil	N/A	Nil	123,827
Notes:
(1)Directors are paid fees in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.2732.
(2)The value of share based and option based awards are based on the grant date assumptions as disclosed in note 10 “Share Based Payments” in the Corporation’s 2020 audited consolidated financial statements.
(3)Directors, annually, may opt to take up to 100% of their respective annual retainer in RSAs.
(4)Ms. Brown elected to receive US$15,000 (25%) of her annual retainer in restricted share awards
(5)Mr. Kruimer elected to receive US$7,500 (14%) of his annual retainer in restricted share awards.
(6)Mr. Pisano elected to receive US$40,625 (50%) of his annual retainer in restricted share awards.
(7)Dr. Seizinger elected to receive US$24,000 (40%) of his annual retainer in restricted share awards.

The Board has approved the following compensation structure for the independent directors.
Annual Retainer
Each director receives a base retainer of U.S.$40,000. In addition to the base retainer directors are eligible to receive the following additional fees depending on committee involvement:
Additional Retainers (U.S.$):

Board chair	$40,000
Audit Committee chair	$20,000
Governance & Compensation Committee chair	$10,000
Science & Technology Committee Chair	$15,000
Non-chair member of the Audit Committee	$10,000
Non-chair member of the Governance, Compensation or Science & Technology Committee	$5,000
In addition to the combined retainer, in 2020, the Corporation granted to each director US$30,000 in value of RSAs that vested immediately.
The Corporation also grants to directors, from time to time, Options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. During the year ended December 31, 2020, total compensation of $741,760 was paid to the six independent directors which consisted of fee payments of $368,114, Share Awards of $373,646 and Option awards of $nil.
Outstanding Share-Based Awards and Option Based Awards
The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based awards (comprised of Options granted under the Stock Option Plan) and share-based awards (comprised of RSAs granted under the Share Award Plan) outstanding at December 31, 2020.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Deborah Brown	5,263	5.42	Nov 7, 2027	Nil	8,134	24,565	3,742

Angela Holtham	5,263	13.87	June 18, 2024	Nil	17,069	51,548	3,180

Leonard Kruimer	50,000	0.54	Oct 2, 2024	124,000	Nil	Nil	67,328

Wayne Pisano	5,263	27.46	May 9, 2023	Nil	27,577	83,283	12,772
	3,157	16.53	Dec 11, 2023	Nil

William Rice	5,263	7.60	June 8, 2025	Nil	8,134	24,565	Nil

Bernd Seizinger	5,263	7.60	June 8, 2025	Nil	31,702	95,740	11,020
Notes:
(1)These amounts are calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2020 ($3.02), and the exercise price of the options.
(2)These amounts are calculated based on the closing price of the Common Shares on the TSX on December 31, 2020 ($3.02).

Value Vested or Earned During the Year
The following table sets forth for each director the value vested on all option-based awards, share-based awards, and value earned on non-equity incentive plan compensation during the financial year ending December 31, 2020.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Deborah Brown	Nil	50	N/A
Angela Holtham	Nil	15,684	N/A
Leonard Kruimer	Nil	Nil	N/A
Wayne Pisano	Nil	23,658	N/A
William Rice	Nil	15,684	N/A
Bernd Seizinger	Nil	15,763	N/A

EQUITY COMPENSATION PLAN INFORMATION
Stock Option Plan
The following is a summary of the Corporation’s Stock Option Plan dated effective as of May 4, 2017.
The Corporation, with the approval of its Shareholders, has established the Stock Option Plan. The number of Common Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Corporation (including the Share Award Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time. As of March 23, 2021, there were 4,785,063 Common Shares issuable pursuant to outstanding Options; nil Common Shares issuable pursuant to outstanding PSAs; and 124,448 Common Shares issuable pursuant to outstanding RSAs, collectively representing approximately 9.3% of the total number of Common Shares issued and outstanding. Accordingly, an aggregate of 367,378 Common Shares, being approximately 0.7% of the outstanding Common Shares are unallocated and available for future grants of Options as of March 23, 2021.
Under the Stock Option Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation or any subsidiary of the Corporation (such persons being “Eligible Persons”) to whom Options may be granted and the number of Options to be granted to each.
Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option can be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.
If any Option shall be exercised or shall expire or terminate for any reason without having been exercised in full, any Common Shares to which such Option relates shall be available for the purposes of the granting of Options under the Stock Option Plan.
The number of Shares that may be acquired under an Option granted to a participant under the Stock Option Plan shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one participant under the Stock Option Plan or any other security based compensation arrangement of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

Without obtaining the approval of Shareholders in accordance with the rules of the TSX or the requirements of any other stock exchange on which the Common Shares are then listed, no Options shall be granted pursuant to the Stock Option Plan, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation, could result, at any time, in:
(i)    a number of Common Shares issuable pursuant to Options granted to insiders exceeding ten percent (10%) of the number of outstanding Common Shares at any time;
(ii)    the issuance within a one year period to insiders, of a number of Common Shares exceeding ten percent (10%) of the number of outstanding Common Shares; or
(iii)    the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding five percent (5%) of the number of outstanding Common Shares.
The value of Option grants to each non-employee director shall not exceed $150,000 annually for any individual non-employee director (other than initial Option grants to new directors).
Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the Option is granted. Options are not transferable or assignable except to the person or persons to whom the participant’s rights pass by the participant’s will or applicable law following the death or permanent disability of a participant. The Stock Option Plan provides that if the expiration date of an Option occurs during a “blackout period” or within five (5) business days after a blackout period, such expiration date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable blackout period.
Subject to any written agreement between the Corporation and a participant providing otherwise, if any participant shall cease to be an Eligible Person for any reason other than the termination for cause or the death or permanent disability of the participant, such participant’s Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the applicable option period and the ninetieth (90th) day after the date such participant ceases to be an Eligible Person as to the then vested portion of the Option. If a participant ceases to be an Eligible Person as a result of the termination of such participant for cause, effective as of the date notice is given to the participant of such termination, all outstanding Options shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by such participant, and the participant shall not be entitled to receive any Common Shares or other compensation in lieu thereof.
Subject to any written agreement between the Corporation and a participant providing otherwise, if in the event of the death or permanent disability of a participant, any Option previously granted to such participant shall be exercisable until the end of the applicable option period or until the expiration of 12 months after the date of death or permanent disability of such participant, whichever is earlier, and then only: (i) by the person or persons to whom the participant’s rights under the Option shall pass by the participant’s will or applicable law; (ii) to the extent that he or she was entitled to exercise the Option as at the date of the participant’s death or permanent disability.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-employee directors, by not more than one year, and in the case of Options held by other persons, by not more than three years, but in no case longer than the normal expiry of the Options.
In the event of a change of control of the Corporation (as such term is defined in the Stock Option Plan), all Options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the Options or the Stock Option Plan for a period of time ending on the earlier of the expiry time of the Option and the ninetieth (90th) day following the change of control.

Subject to any required approval of the TSX and any other stock exchange on which the Common Shares are then listed, the Stock Option Plan and any Options granted thereunder may be amended, modified or terminated by the Board without approval of any participant or Shareholder (provided that no such amendment may be made that will materially prejudice the rights of any participant under any Option previously granted to the participant without consent by such participant). Such changes may include, without limitation:
(i)    amending, modifying or terminating the Stock Option Plan with respect to all Common Shares in respect of Options which have not yet been granted thereunder;
(ii)    making any amendment of a “housekeeping nature”;
(iii)    changing the provisions relating to the manner of exercise of Options;
(iv)    accelerating vesting or extending the expiration date of any Option (provided that such Option is not held by an insider), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;
(v)    adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve; and
(vi)    making any addition to, deletion from or alteration of the provisions of the Stock Option Plan or any Option that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other exchange on which the Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Stock Option Plan.
Notwithstanding the foregoing, Shareholder approval is required for any change to the Stock Option Plan or Options granted under it which:
(i)increases the number of Common Shares reserved for issuance under the Stock Option Plan;
(ii)extends eligibility to participate in the Stock Option Plan to persons other than Eligible Persons;
(iii)permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;
(iv)permits awards other than Options to be made under the Stock Option Plan;
(v)extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period;
(vi)reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);
(vii)changes the insider participation limitation at any time under the Stock Option Plan; or
(viii)amends the amending provision of the Stock Option Plan.
The Corporation’s annual burn rate under the Stock Option Plan was 4.51% for the year ending December 31, 2020, 4.61% for the year ending December 31, 2019 and 4.69% for the year ending December 31, 2018. For this purpose, the burn rate is calculated by dividing the total number of Options granted during the applicable fiscal year divided by the weighted average number of Common shares outstanding for the applicable fiscal year. The burn rate is subject to change, from time to time, based on the number of Options granted and the total number of Common Shares issued and outstanding.

Share Award Plan
The following is a summary of the Corporation’s Share Award Plan dated effective as of May 4, 2017.
The Corporation, with the approval of its Shareholders, has established the Share Award Plan. Under the Share Award Plan, the Board may, at such times and in such amounts as the Board may deem advisable in its sole and absolute discretion, issue PSAs to eligible employees, including officers, and RSAs to Eligible Persons. The number of Common Shares reserved for issuance under the Share Award Plan and all other security based compensation arrangements of the Corporation (including the Stock Option Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time. As of March 23, 2021, there were 4,785,063 Common Shares issuable pursuant to outstanding Options; nil Common Shares issuable pursuant to outstanding PSAs; and 124,448 Common Shares issuable pursuant to outstanding RSAs, collectively representing approximately 9.3% of the total number of Common Shares issued and outstanding. Accordingly, an aggregate of 367,378 Common Shares, being approximately 0.7% of the outstanding Common Shares are unallocated and available for future grants of Share Awards as of March 23, 2021.
Subject to earlier vesting in accordance with the terms of the Share Award Plan and unless otherwise determined by the Board, Share Awards granted under the Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each RSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) and each PSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) multiplied by the percentage (“Vesting Percentage”) of outstanding PSAs that will vest based upon the relative achievement of any performance-related measures or criteria as determined by the Board in its sole discretion, which may include the Corporation’s performance compared to identified operational or financial targets and the Corporation’s shareholder return.
The aggregate number of Common Shares issuable at any time to insiders, under all security based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The aggregate number of Common Shares issued pursuant to all security based compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Share Award Plan further provides that the aggregate number of Common Shares reserved for issuance to any one participant under all security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
The maximum number of Common Shares that may be reserved for issuance to non-employee directors pursuant to RSAs under the Share Award Plan is 1% of the Common Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such non-employee director under any other security based compensation arrangement, and the total annual grant of RSAs to any one non-employee director cannot exceed a grant value of $150,000 (less the amount awarded to such non-employee director).
The Share Award Plan provides that if the issue date of any Share Award occurs during a blackout period, then the issue date for such Share Award shall not occur until the date which is the tenth (10th) business day after the last day of such blackout period.
Unless otherwise determined by the Board in its sole discretion, upon a Change of Control (as such term is defined in the Share Award Plan), all unvested Share Awards shall become automatically vested (in the case of PSAs, with a deemed Vesting Percentage of 100). Common Shares issuable in respect of Share Awards shall be, and shall be deemed to be, issued to participants effective immediately prior to the completion of the transaction which would result in the Change of Control unless issued prior thereto in accordance with the Share Award Plan.

Unless otherwise determined by the Board or unless otherwise expressly set forth in a Share Award agreement pertaining to a particular Share Award or any written employment or other agreement governing a participant’s role as an Eligible Person if a participant ceases to be an Eligible Person as a result of the termination of such participant for cause or if a participant voluntarily ceases to be an Eligible Person for any reason other than as a result of the death, permanent disability or retirement of the participant, all outstanding Share Awards Agreements under which Share Awards have been granted to such participant shall be terminated. Upon the death, permanent disability or retirement of a participant (other than the early retirement of an eligible employees), all outstanding Share Awards shall immediately vest. If a participant ceases to be an Eligible Person other than in the circumstances provided above, all Share Awards awarded to such participant under any outstanding Share Awards shall fully vest effective as of the date of cessation of employment (the “Cessation Date”), unless otherwise determined by the Board, and the participant shall be entitled to receive the number of Common Shares equal to the number of Share Awards granted multiplied by a fraction (A) the numerator of which is the number of days from the date of grant thereof to the Cessation Date; and (B) the denominator of which is the total number of days during which such Share Award were scheduled to vest upon grant. In such circumstances, the Vesting Percentage in respect of PSAs shall be determined as of the Cessation Date.
The Share Award Plan and any Share Awards granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the TSX. Such changes may include, without limitation:
(i)amending, modifying or terminating the Share Award Plan with respect to all Common Shares in respect of Share Awards which have not yet been granted thereunder;
(ii)making any amendment of a “housekeeping nature”; and
(iii)making any addition to, deletion from or alteration of the provisions of this Plan or any Share Award that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other stock exchange on which the Common Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan.
Notwithstanding the foregoing, the Share Award Plan or a Share Award may not be amended without shareholder approval to:
(i)increase the number of Common Shares issuable pursuant to outstanding Share Awards at any time;
(ii)change the insider participation limit under the Share Award Plan;
(iii)expand the categories of individuals who are “eligible employees” who are eligible to participate in the Share Award Plan;
(iv)extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Share Award Plan;
(v)permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or
(vi)change the amendment provisions of the Share Award Plan.
In addition, no amendment to the Share Award Plan or any Share Awards granted pursuant thereto may be made without the consent of a Share Award Plan participant if it adversely alters or impairs the rights of such participant in respect of any Share Award previously granted to such participant under the Share Award Plan.
The Corporation’s annual burn rate under the Share Award Plan was 0.38% for the year ending December 31, 2020, 1.22% for the year ending December 31, 2019 and 0.64% for the year ending December 31, 2018. For this purpose, the burn rate is calculated by dividing the total number of Share Awards granted during the applicable fiscal year divided by the weighted average number of Common shares outstanding for the applicable fiscal year. The burn rate is subject to change, from time to time, based on the number of Share Awards granted and the total number of Common Shares issued and outstanding.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The Corporation currently has two share based compensation plans: the Stock Option Plan and the Share Award Plan.
As at December 31, 2020, the only outstanding Options, warrants and rights granted under an equity compensation plan were Options granted under the Stock Option Plan and Share Awards granted under the Share Award Plan. The Common Shares available for issuance under such plans as at December 31, 2020 are as follows:

Plan category	Number of Common Shares to be issued upon exercise of outstanding Options and Share Awards	Weighted-average exercise price of outstanding Options(1)	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	3,955,514	$4.08	661,184
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,955,514	$4.08	661,184
Note:
(1)Relates to outstanding Options only.

See “Equity Compensation Plan Information – Stock Option Plan” and “Equity Compensation Plan Information – Share Award Incentive Plan” for particulars of the outstanding Options and Share Awards as at March 23, 2021.
TERMINATION AND CHANGE OF CONTROL BENEFITS
The Corporation has entered into employment agreements with each of the Named Executive Officers (the “Employment Agreements”, each an “Employment Agreement”). Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof. If the Employment Agreements of the Named Executive Officer are terminated by the Corporation other than for cause, Dr. Coffey and Mr. Look shall be entitled to 12 months’ pay in lieu of notice; Mr. de Guttadauro and Ms. Hagerman be entitled to 6 months’ pay in lieu of notice and Dr. Heineman will be entitled to one month’s pay in lieu of notice until the first anniversary of his service with the Corporation, thereafter increasing by one additional month’s pay in lieu of notice on each anniversary of his service with the Company, to a maximum of 6 month’s pay in lieu of notice. If the Employment Agreements are terminated by the Corporation other than for cause, then all unexercised and unvested Options then held by each are governed by the terms of the Stock Option Plan and all unvested Share Awards held by each are governed by the terms of the Share Award Plan. Furthermore, if there is a change of control of the Corporation and the Named Executive Officer is terminated without cause within one year following such change of control, then the terminated employee shall be entitled to 24 months’ pay in lieu of notice, in the case of Dr. Coffey, Mr. Look and Mr. de Guttadauro, and 12 months’ pay in lieu of notice, in the case of

Ms. Hagerman and Dr. Heineman. Termination pay as discussed in this paragraph includes payment in lieu of benefits that otherwise would have been earned during the applicable term.
The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation.
The following table reflects amounts payable to the Named Executive Officers with termination without cause or change of control benefits, assuming that their employment was terminated on December 31, 2020 without cause or due to a change of control of the Corporation.

Name	Termination without Cause Severance(1) ($)	Change of Control Severance(2) ($)
Dr. Matthew C. Coffey	613,942	1,227,884
Kirk J. Look, CA	457,845	915,691
Thomas Heineman(3)(4)	nil	438,196
Andrew de Guttadauro(3)	160,014	640,057
Allison Hagerman	133,406	266,813
Notes:
(1)As at December 31, 2020, all Options granted to the Named Executive Officers had fully vested, except for the options granted on March 8, 2018, December 13, 2019, August 1, 2020 and December 11, 2020. As a result, all Named Executive Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Named Executive Officer is terminated unless otherwise approved by the Board of Directors.
(2)On a change of control of the Corporation, the Named Executive Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such officer is terminated.
(3)U.S. Employees are paid in U.S. dollars and are presented in U.S. dollars.
(4)On February 3, 2021, Dr. Heineman became entitled to one month’s pay in lieu of notice in the event of his termination without cause. On August 3, 2021, being the first anniversary of his commencement of employment with the Corporation, and on each subsequent anniversary of the commencement of his employment with the Corporation, Dr. Heineman will be entitled to one additional month’s pay in lieu of notice, to a maximum of 6 month’s pay in lieu of notice.

PENSION PLAN BENEFITS
The Corporation does not provide pension plan benefits to its Named Executive Officers and employees.
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
There are no material interests, direct or indirect, of directors, proposed directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Management of the Corporation is not aware of any material interest, direct or indirect, of any director or proposed nominee for director, or executive officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.
The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation’s interim financial statements, and also reviews and recommends the year-end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. The Compensation Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.
The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.
Composition of the Board
As at December 31, 2020, the Corporation had seven (7) Board members. A majority of the directors of the Corporation are independent. The six (6) independent directors of the Corporation were Deborah Brown, Angela Holtham, Wayne Pisano, William Rice, Bernd Seizinger and Leonard Kruimer.
The one director of the Corporation who is not independent is Dr. Matthew C. Coffey, the President and Chief Executive Officer of the Corporation.
The directors of the Corporation who are also directors of other reporting issuers (or the equivalent in a foreign jurisdiction) are as follows:

Director	Other Reporting Issuers
Deborah Brown	Cardiol Therapeutics Inc. Sernova Corp.
Leon Kruimer	Zealand Pharma A/S BioInvent International AB
Wayne Pisano	IMV Inc. Provention Bio, Inc. Altimmune, Inc.
William Rice	Aptose Biosciences Inc.

Mr. Wayne Pisano, the Chair, is an independent director. The principal responsibility of the Chair is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the President and Chief Executive Officer on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the President and Chief Executive Officer, or personal liability matters.
Board Mandate
The text of the Board’s written mandate is attached as Schedule “A” to this Circular.
Attendance at Meetings
The following is a summary of attendance of the directors at meetings of the Board and its committees since January 1, 2020.

Director	Board	Audit Committee	Governance Committee	Compensation Committee	Science & Technology Committee
Wayne Pisano(1)	6 of 6	5 of 5	3 of 3	2 of 3	1 of 1
Dr. Matt Coffey	6 of 6	N/A	N/A	N/A	N/A
Leonard Kruimer(2)	6 of 6	5 of 5	2 of 2	N/A	N/A
Angela Holtham	6 of 6	5 of 5	N/A	3 of 3	N/A
William Rice	6 of 6	N/A	3 of 3	N/A	1 of 1
Bernd Seizinger	6 of 6	N/A	N/A	3 of 3	1 of 1
Deborah Brown	6 of 6	5 of 5	N/A	3 of 3	N/A
Note:
(1)In 2020, Mr. Pisano, as Chair of the Board, served as an ex-officio member of the Compensation, Audit and Science and Technology Committees and as a member of the Governance Committee.
(2)Mr. Kruimer joined the Governance Committee following the date on which that committee held its first meeting in 2020.

While the independent Board members do not regularly schedule meetings at which neither non-independent directors or members of management are present, such independent directors hold in camera sessions at each regularly scheduled Board meeting and the Board otherwise ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the ABCA and the Board’s mandate. The Board may determine that it is appropriate to hold in camera sessions excluding directors with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse himself or herself from considering and voting with respect to the matter under consideration.
Position Descriptions
The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer which delineates the role and responsibilities of this position.
Orientation and Continuing Education
The Board provides new directors with the Board and committee mandates and reviews these with the new Board members. The Board and management review the nature and operations of the Corporation,

initially upon appointment and continually through scheduled Board meetings and other sessions as required.
The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.
Ethical Business Conduct
The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code is available on the Corporation’s website www.oncolyticsbiotech.com. The Board satisfies itself regarding compliance with the code through its review of the activities of the Corporation, discussions by the Audit Committee with the external auditors of the Corporation without management present, and enquiries of management.
The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.
The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.
Nomination of Board Members
The Corporation identifies potential director candidates through a search process that may include the use of an executive search firm. Qualifications of potential candidates are reviewed and interviews are held by members of the Governance Committee with the potential candidates. The Governance Committee makes recommendations to the Board with respect to new director candidates.
The Governance Committee is comprised entirely of independent directors. The Governance Committee, in its capacity as the nominating committee, has the responsibility to present the annual slate of directors to the Board for the Board’s approval. Once approved by the Board, the proposed selection is then presented to the Shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.
Determination of Compensation of Directors and Officers
The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program, including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged from time to time to provide additional relevant information to the Compensation Committee.
Further information regarding the activities of the Compensation Committee is provided above under the heading “Compensation Discussion and Analysis”.

Other Board Committees
The Board has established four committees, each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee, Governance Committee and Science & Technology Committee. Mandates for the Board and each of the committees of the Board can be found on the Corporation’s website under “Investors/Corporate Governance” at https://ir.oncolyticsbiotech.com/corporate-governance.
Assessments of Directors and the Board
Through its Governance Committee, the Board assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the Shareholders at the next annual meeting.
Director Term Limits
The Corporation actively encourages independent board member renewal through its formal term limit policy, adopted on June 30, 2015, whereby the independent director term limit is set at 12 years. Under the policy, the Board maintains the discretion to extend a directors’ term, if under the circumstances, it is in the best interest of the Corporation and its shareholders. This in practice ensures that new independent directors are appointed regularly, without losing the experience base of long serving directors.
Policies Regarding the Representation of Women on the Board and in Management
While the Board recognizes the potential benefits from new perspectives which could manifest through increased gender diversity within its ranks, the Board has not formally adopted a written board diversity policy regarding the number or percentage of female members that it wishes to include on the Board. The Board does not believe it is in the Corporation’s interests to implement a written board diversity policy at this time. The selection of candidates for appointment to the Board will continue to be based on the skills, knowledge, experience and character of individual candidates and the requirements of the Board at the time, with achieving an appropriate level of diversity on the Board being one of the criteria that the Governance Committee considers when evaluating the composition of the Board.
When considering candidates for senior management positions, the Corporation focuses on attracting and retaining experienced and highly skilled individuals that can add value to its business. Rather than considering the level of representation of women in executive officer positions when making executive officer appointments, the Corporation considers all candidates based on their merit and qualifications relevant to the specific role.
Additionally, while the Corporation recognizes the benefits of diversity at all levels within its organization, the Corporation does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of female board nominees or candidates for executive management positions or that would otherwise force the composition of the Board or the Corporation’s executive management team. The Board does not believe it is in the Corporation’s best interests to implement such targets at this time.
As of the date hereof, there are two women directors on the Board, representing 28.6% of the seven directors standing for re-election at the Meeting and 33.3% of the six independent directors standing for re-election at the Meeting. In addition, as of the date hereof, one of the five senior officers is female, representing 20.0% of the senior officer of the Corporation.

Director Shareholding Requirements
The Board recognizes that share ownership by members of the Board is a key element of strong corporate governance. The Board has adopted a director shareholding requirement policy that each independent director will have purchased Common Shares on the open market, or hold RSAs, equal to one times the director’s base annual retainer. The value of each director’s shareholdings will be based on the purchase price of the Common Shares and the grant date value of any RSAs and will be reported to the Board at each regular meeting.
ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative annual financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 or by facsimile at (403) 283-0858.

SCHEDULE A
MANDATE OF THE BOARD OF DIRECTORS

ONCOLYTICS BIOTECH INC.

MANDATE OF THE BOARD OF DIRECTORS

1.Policy Statement

The Board of Directors (the "Board") of Oncolytics Biotech Inc. (the "Corporation") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

The President and Chief Executive Officer (the “CEO”) and senior management of the Corporation (“Management”) have responsibility to formulate strategies and plans and present them to the Board for approval. The Board:
•approves the goals of the business;
•approves the objectives and policies within which the business of the Corporation is managed;
•assumes a stewardship role; and
•evaluates Management’s performance.

The CEO keeps the Board fully informed of the Corporation’s progress towards the achievement of its goals and of all material deviations from the goals and objectives and policies established by the Board.

2.Composition and Operation

(a)The Board will consist of a minimum of 1 and a maximum of 11 directors, in accordance with the Articles of Incorporation of the Corporation.

(b)The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who: (i) meets the requirements of NASDAQ Rule 5605 and National Instrument 58-101; (ii) is independent of management; and (iii) is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

(c)The Board should consist of professional and competent members with an appropriate mix of skills and abilities to ensure that the Board carries out its duties and responsibilities in the most effective manner and that the Corporation meets its legal, financial and operational duties and objectives.

(d)The Board will review the need for a Board Diversity Policy annually.

(e)At least ¼ of the members of the Board must be resident Canadians, in accordance with the Business Corporations Act (Alberta).

(f)An individual who has served on the Board for a period of twelve (12) years shall not be eligible to be nominated for re-election to the Board unless an exception to the term limit of twelve (12) years is recommended by the Board.

Reviewed and Approved by the Board March 4, 2021                        Page 1 of 7

Chair:

The members of the Board shall elect an independent Chair from among the independent members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments. In addition, the responsibility of the Chair is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the CEO on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the CEO, or personal liability matters.

Delegation:

The Board operates by delegating certain of its authorities to Management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chair, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may establish committees of the Board, delegate powers, duties and responsibilities to such committees and seek the advice of such committees. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Governance Committee, the Compensation Committee and the Science and Technology Committee.

3.Responsibilities

The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests that its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.

The Board is accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board's accountability.

4.External Advisors

If, in order to properly discharge its function, duties and responsibilities, it is necessary, in the opinion of the Board that the Board obtains the advice and counsel of external advisors, the Board may engage the necessary advisors.

Reviewed and Approved by the Board March 4, 2021                        Page 2 of 7

5.Specific Duties
Legal Requirements

(a)The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(b)The Board has the statutory responsibility to:
(i)manage the business and affairs of the Corporation;
(ii)act honestly and in good faith with a view to the best interests of the Corporation;
(iii)exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and
(iv)act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

(c)The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to Management or to a committee of the Board:
(i)any submission to the shareholders of a question or matter requiring the approval of the shareholders, including the adoption, amendment or repeal of by-laws;
(ii)the filling of a vacancy among the Directors;
(iii)the issuance of securities;
(iv)the declaration of dividends;
(v)the purchase, redemption or any other form of acquisition of shares issued by the Corporation;
(vi)the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;
(vii)the approval of management proxy circulars;
(viii)the approval of the audited annual financial statements;
(ix)review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation; and
(x)All material significant transactions, including, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets of the Corporation or of another entity by the Corporation, or any similar form of business combination and the establishment of any credit facilities and any other long-term debt commitments, including the approval of any agreements, circulars or other documents in connection therewith.
Managing the Affairs of the Board

(a)The Board manages the affairs of the Board including:
(i)appointing committees and advisory bodies, including those listed in Section 2;
Reviewed and Approved by the Board March 4, 2021                        Page 3 of 7

(ii)establishing the terms of reference of, delegating responsibilities to and seeking advice of the committees;
(iii)approving terms of reference for the Chair and individual directors;
(iv)implementing processes to evaluate the performance of the Board, the Committees and individual directors in fulfilling their respective responsibilities;
(v)implementing processes for new director orientation and ongoing director development;
(vi)appointing the Corporate Secretary;
(vii)implementing effective governance processes to fulfill its responsibility for oversight; and
(viii)making recommendations to the shareholders in the following areas:
(A)director nominees;
(B)appointment of the external auditors; and
(C)any special business items to be addressed by shareholders that may be brought forward to the Board from time to time.
Independence

(a)The Board has the responsibility to:
(i)implement appropriate structures and procedures to permit the Board to function independently of Management;
(ii)schedule meetings of the independent board members separately from Management and Management directors as part of each regularly scheduled board meeting;
(iii)implement appropriate procedures to enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances, while ensuring there is no conflict of interest and that at least the independent directors are aware of and approve the engagement.

Strategy Determination

(a)The Board shall:
(i)participate with Management in developing and adopting the Corporation’s strategic planning process, including:
(A)providing input to Management on emerging trends and issues;
(B)reviewing and approving on an annual basis Management’s strategic plan, which takes into account, among other things, the opportunities and risks of the business of the Corporation; and
(C)reviewing and approving on an annual basis the Corporation’s financial objectives, plans and actions;
(ii)approve annual capital and operating budgets which support the Corporation’s ability to meet the objectives established in the strategic plan; and
(iii)annually review operating and financial performance results relative to established strategy, budgets and objectives.
Reviewed and Approved by the Board March 4, 2021                        Page 4 of 7

Managing Risk

(a)The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.
(i)The Board has the responsibility to:
(ii)with the assistance of the Audit Committee, monitors corporate financial performance against operating and capital plans;
(iii)receive, at least annually, reports from Management and, where applicable, from Committees, on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights and related party transactions.

Management and Human Resources

(a)With the assistance of the Compensation Committee, the Board is responsible for:
(i)appointment, termination and succession of the Chief Executive Officer ("CEO");
(ii)approving CEO compensation;
(iii)approving terms of reference for the CEO;
(iv)monitoring CEO performance and reviewing CEO performance at least annually against agreed upon written objectives;
(v)providing advice and counsel to the CEO on the execution of the CEO’s duties;
(vi)approving material decisions relating to Management, including:
(A)appointment and termination of executive officers; and
(B)compensation and benefits to executive officers;
(vii)satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation;
(viii)ensuring succession planning programs are in place, including programs to train, develop and monitor continuity in Management;
(ix)implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation addressing:
(A)conflicts of interest and the procedures to identify and manage with conflicts of interest;
(B)protection and proper use of corporate assets and opportunities;
(C)confidentiality of corporate information;
(D)compliance with applicable laws, rules and regulations; and
(E)reporting of any illegal or unethical behavior.
Reviewed and Approved by the Board March 4, 2021                        Page 5 of 7

(x)ensure that the Corporation has a high regard for the environment and has in place appropriate programs and policies;
(xi)ensure that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

Reporting and Communication

(a)The Board has the responsibility to :
(i)verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;
(ii)verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
(iii)verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;
(iv)verify the timely reporting of any other developments that could have a significant and material impact on the value of the Corporation; and
(v)report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

Monitoring and Acting

(a)The Board has the responsibility to:
(i)review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;
(ii)verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;
(iii)approve and monitor compliance with significant policies and procedures by which the Corporation is operated;
(iv)monitor the Corporation’s progress towards its goals and objectives and revise and alter its direction through management in response to changing circumstances;
(v)take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant;
(vi)receive reports from management related to significant changes in the intellectual property portfolio of the Corporation and to monitor disposition and abandonment of any significant parts of the intellectual property portfolio of the Corporation; and
(vii)verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.
6.Other Activities
(a)The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.
Reviewed and Approved by the Board March 4, 2021                        Page 6 of 7

(b)The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.
(c)The Board shall annually review the corporate structure, consider the recommendations of the Audit Committee and elect or appoint the officers and directors of each subsidiary of the Corporation.
(d)The Board shall assess on an annual basis, the adequacy of this Mandate and the performance of the Board.
7.Date of Mandate

This Mandate was last reviewed and approved by the Board on March 4, 2021.
Reviewed and Approved by the Board March 4, 2021                        Page 7 of 7